July 16, 2018

Attn: Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	G-MES Holdings Inc.
Amended Registration Statement on Form S-1 Filed June 29, 2018 File No. 333-219211

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on July 18, 2018, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Very truly yours,

G-MES Holdings Inc.

/s/ Samuel Saw Peng Hao

Samuel Saw Peng Hao

Chief Executive Officer